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## UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-68319 |

## FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___
                                              MM/DD/YY                        MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Shea & Company LLC___

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

111 Huntington Street, Floor 29
_____
(No. and Street)

| Boston | MA | 02199 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Chris Pingpank | 617-896-2218 | cpingpank@shea-co.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Gray, Gray & Gray, LLP
_____
(Name – if individual, state last, first, and middle name)

| 150 Royall Street, Suite 102 | Canton | MA | 02021 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 08/27/2004 | 889 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

### FOR OFFICIAL USE ONLY

---

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, __Chris Pingpank_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Shea & Company LLC_____, as of __December 31_____, 2_025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Christopher Pingpank (Mar 25, 2026 15:34:35 CDT)

Title:
Managing Director

**This filing\*\* contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Financial Statements

# Shea & Company, LLC

**December 31, 2025**

# SHEA & COMPANY, LLC

## *Financial Statements*
## *and Supplementary Information*

### *Table of Contents*

*Financial Statements:*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Shea & Company, LLC

**Opinion on the Financial Statements**
We have audited the accompanying statement of financial condition of Shea & Company, LLC as of December 31, 2025, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Shea & Company, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
These financial statements are the responsibility of Shea & Company, LLC's management. Our responsibility is to express an opinion on Shea & Company, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Shea & Company, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**
The Computation of Net Capital Under Rule 15c3-l of the Securities and Exchange Commission-Schedule I, Reconciliation of the Computation of Aggregate Indebtedness and Net Capital with that filed in Part IIA of Form X-17A-5 – Schedule II, and the Statement Pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934 – Schedule III, have been subjected to audit procedures performed in conjunction with the audit of Shea & Company, LLC's financial statements. The supplemental information is the responsibility of Shea & Company, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-l of the Securities and Exchange Commission-Schedule I, Reconciliation of the Computation of Aggregate Indebtedness and Net Capital with that filed in Part IIA of Form X-17A-5 – Schedule II, and the Statement Pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934 – Schedule III is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Gray, Gray & Gray, LLP*

**Gray, Gray & Gray, LLP**

We have served as Shea & Company, LLC's auditor since 2025.

Canton, MA
March 25, 2026

# SHEA & COMPANY, LLC

## *Statement of Financial Condition*

### *December 31, 2025*

**Assets**

| | | |
|---|---|---:|
| Current assets: | | |
| Cash | $ | 6,778,884 |
| Prepaid expenses | | 273,376 |
| Total current assets | | 7,052,260 |
| | | |
| Property and equipment, net | | 312,883 |
| Operating lease right-of-use assets | | 8,534,830 |
| Security deposits | | 303,548 |
| | | |
| **Total assets** | $ | **16,203,521** |

**Liabilities and Member's Equity**

| | | |
|---|---|---:|
| Current liabilities: | | |
| Accounts payable and accrued expenses | $ | 109,322 |
| Operating lease liability, current | | 1,204,906 |
| | | |
| Total current liabilities | | 1,314,228 |
| | | |
| Operating lease liability, net of current portion | | 7,551,802 |
| Deffered rental income | | 4,207 |
| | | |
| Total liabilities | | 8,870,237 |
| | | |
| Member's equity | | 7,333,284 |
| | | |
| **Total liabilities and member's equity** | $ | **16,203,521** |

### Note 1: Summary of Significant Accounting Policies

#### Description of Business

Shea & Company, LLC (the "Company") was formed as a limited liability company on January 25, 2005 and became a registered broker-dealer under the Securities Exchange Act of 1934 on July 13, 2010. The Company provides merger and acquisition advisory services, capital raising advisory services through private sales of equity and debt securities to institutional investors, and other financial advisory services, to software and technology companies throughout the United States and worldwide.

The Company does not hold customer funds or securities and does not conduct any business activity for or with retail securities customers.  In private placement advisory transactions, the Company acts as placement agent and does not underwrite issuer securities.

The Company has filed with regulatory agencies to transact business as a broker-dealer.  As a broker-dealer, the Company's equity is restricted by the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1).

#### Cash

For purposes of reporting on the statements of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, with original maturities of three months or less.

The Company maintains its cash in bank deposit accounts at financial institutions which, at times, may exceed federally insured limits.  The Company monitors its exposure and has not experienced any losses in these accounts.

#### Accounts Receivable

Accounts receivable include retainer fees, reimbursable expenses and success fees due from clients.  Client fees and expense reimbursements are due the sooner of 30 days from the date of invoice or the closing of the related investment banking transaction.

The carrying amount of client accounts receivable is reduced by an allowance for credit losses that reflects management's best estimate of the fees that will not be collected.  Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is doubtful.  The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount.  At December 31, 2025, management believed no allowance for credit losses was warranted.

#### Allowance for Credit Losses

In June 2016, the FASB issued guidance (FASB ASC 326) which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that aren't measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Financial assets held by the Company subject to FASB ASC 326 were trade accounts.

*Concentrations of Credit Risk*

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash with high-credit quality financial institutions. Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is doubtful.  Consequently, the Company believes exposure to loss due to credit risk on cash and net accounts receivable is limited.

*Fairness Opinion Services*

The Company is at times asked to formally opine as to the fairness or insufficiency, from a financial point of view, of the consideration paid to shareholders in a transaction.  Fairness (insufficiency) opinion fees are earned and recognized when the opinion is delivered to the client.  Although the Company typically provides fairness opinion services in conjunction with and via the same contract as other transaction-related advisory services, fairness opinions are considered a separate performance obligation. The Company charges a separate, fixed fee associated with the delivery of the opinion. This fee is recognized when the opinion is delivered, because the customer receives the benefit of our services only upon receipt of the opinion.  Payments for fairness opinion services are generally due upon delivery of the opinion.

*Reimbursed Expenses*

Reimbursed Expenses consist of out-of-pocket expenses related to the performance of transaction-related advisory services or fairness opinion services and are typically recognized as revenue and expensed as incurred, as these costs are related to performance obligations that are satisfied over time.

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, the disclosure of contingent assets and liabilities, and the revenues and expenses during the reporting period.  Actual results could differ from those estimates.

**Income Taxes**

The Company is a single-member limited liability company for federal and state income tax purposes. Consequently, the member is taxed individually on the Company's income or losses.  Therefore, the financial statements do not reflect a provision for income taxes.

**Property, Plant and Equipment**

Property, plant and equipment (PP&E) are stated at cost, less accumulated depreciation and, if applicable, impairment losses. Cost includes expenditures directly attributable to the acquisition of the asset. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets as follows:
- Office furniture: 7 years
- Computer equipment: 5 years

Repairs and maintenance costs are expensed as incurred. Major replacements and improvements that extend the useful life or enhance the functionality of the asset are capitalized.  Gains or losses on disposals of PP&E are

recognized in the statement of operations based on the difference between the proceeds and the carrying amount of the asset disposed.

### *Lease Accounting*

The Company has classified all leases and subleases as operating leases. The lease liability is recognized at the present value of the future lease payments, and the Right of Use ("ROU") asset equals the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor and any indirect costs. ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide an implicit discount rate, the Company has assumed a 5% discount rate, based on an estimate of the rate of interest we would have to pay to borrow on a collateralized basis over a similar term.

### *Uncertain Tax Positions*

The Company accounts for the effect of any uncertain tax positions based on a "more likely than not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense. The Company has identified its tax status as a limited liability company electing to be taxed as a pass through entity as its only significant tax position; however, the Company has determined that such tax position does not result in an uncertainty requiring recognition. The Company is not currently under examination by any taxing jurisdiction. The Company's Federal and state income tax returns are generally open for examination for 3 years.

### *Segment Reporting*

Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for broker-dealers. The Company operates as a single line of business which provides several transaction-related advisory services. The Company has identified its Managing Director as the Chief Operating Decision Maker ("CODM") as specified in ASU 2023-07, who uses net income to evaluate the results of the business and to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Management reviewed ASU 2023-07 and determined that no additional disclosures are required.

### *Subsequent Events*

The Company evaluated subsequent events through March 25, 2026, the date the financial statements were authorized to be issued. Management has determined there are no subsequent events that require disclosure.

### *Note 2 - Net Capital Requirement*

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital, as defined, the greater of $5,000 and 6.67% of

aggregate indebtedness.  At December 31, 2025, the Company had net capital of $6,428,477 of which $6,406,116 was in excess of the requirement.  The Company's percentage of aggregate indebtedness to net capital was 5.22%.

### Note 3 - Customer Transactions

The Company does not hold customer funds or securities.  Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(i) of that rule.

### Note 4 - Commitments

### Operating Leases

111 Huntington Avenue Lease and Sublease

The Company has entered into an operating lease agreement for its office space at 111 Huntington Avenue in Boston.  This agreement includes both rent and basic office services components. The term of the lease is October 23, 2023 through October 31, 2033.  In conjunction with the lease, the Company subleased a portion of the leased premises on substantially identical terms to the master lease to a subtenant.  The term of the sublease is October 23, 2023 through October 31, 2026.

As security for this lease, the Company provided the lessor a security deposit in the amount of $290,000, which is reflected in security deposits.

Upon the commencement of the lease, the Company recognized a ROU asset and a corresponding lease liability based on the present value of then existing operating lease obligation of $10,410,743.

The ROU measurement was calculated using the scheduled rent payments through the lease maturity date. The agreement contains variable additional rent payments for building operational expenses and taxes. Because the additional rent is variable, the Company did not include these expenses in its ROU calculation.

601 Montgomery Street Lease

The Company has entered into an operating lease agreement for office space in San Francisco, California.  This agreement includes both rent and basic office services components. The term of the lease is from June 1, 2022 to May 31, 2026.

As security for this lease, the Company provided the lessor a security deposit in the amount of $13,348, which is reflected in security deposits.

Upon the commencement of the lease, the Company recognized a ROU asset and a corresponding lease liability based on the present value of then existing operating lease obligation of $876,715.

The ROU measurement was calculated using the scheduled rent payments through the lease maturity date. The agreement contains variable additional rent payments for building operational expenses and taxes. Because the additional rent is variable, the Company did not include these expenses in its ROU calculation.

Other Information

The following table presents supplemental information for the operating leases:

|  | 111 Huntington | 601 Montgomery |
|---|---|---|
| ROU asset obtained in exchange for the operating lease liability | 10,410,743 | 876,715 |
| Remaining lease term | 7.8 | 0.5 |
| Weighted-average discount rate | 5% | 5% |

Maturities

The maturity of the lease liability on an undiscounted cash flow basis and a reconciliation to the operating lease liability recognized on the statement of financial condition as of December 31, 2025:

|  | 111 Huntington | 601 Montgomery | Total |
|---|---|---|---|
| 2026 | 1,264,316 | 61,100 | 1,325,416 |
| 2027 | 1,289,636 |  | 1,289,636 |
| 2028 | 1,315,414 |  | 1,315,414 |
| 2029 | 1,341,754 |  | 1,341,754 |
| 2030 | 1,368,552 |  | 1,368,552 |
| 2031 | 1,395,938 |  | 1,395,938 |
| 2032 | 1,423,912 |  | 1,423,912 |
| 2033 | 1,206,360 |  | 1,206,360 |
| 2034 | - |  | - |
| Total lease payments | 10,605,882 | 61,100 | 10,666,982 |
| Less: interest | 1,911,030 | 756 | 1,910,274 |
| Present value of lease liability | $ 8,694,851 | $ 61,856 | $ 8,756,708 |
|  |  |  |  |
| Current portion of lease obligation | $ 1,143,050 | $ 61,856 | $ 1,204,906 |
| Long-term lease obligation | 7,551,802 | - | 7,551,802 |
| Total operating lease liability | $ 8,694,851 | $ 61,856 | $ 8,756,708 |

## Note 5 - Employee Benefit Plan

The Company sponsors a 401(k) Retirement Plan (the "Plan") which is open to all employees meeting the age and length of service requirements set forth in the Plan. The Company made a discretionary contribution to the Plan for the year ended December 31, 2025 of $981,877.

## Note 6 - Concentrations

For the year ended December 31, 2025, the Company had two major customers which accounted for 29% of total revenue.